INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 6, 2026

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Astoria Real Assets ETF

Dear Mr. Orlic:

This letter summarizes the additional comment provided to me by telephone, on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”), on February 5, 2026, regarding Post-Effective Amendment No. 477 to the Registrant’s Form N-1A registration statement filed on December 10, 2025 (the “Registration Statement”), with respect to the Astoria Real Assets ETF, a series of the Registrant (the “Fund”). Our response to the comment is included below and will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Principal Risks of Investing

1.	The Fund’s “Crypto Asset and Blockchain Companies Risk” states “[b]ecause blockchain technology works by having every transaction build on every other transaction, participants can self-police any corruption, which can mitigate the need to depend on the current level of legal or government safeguards to monitor and control the flow of business transactions.” Please remove this sentence from the disclosure.

Response: The Registrant has revised the risk factor as follows:

Crypto Asset and Blockchain Companies Risk. Companies involved in the crypto asset or blockchain industries are subject to the risks associated with blockchain technology. Blockchain technology is new and many of its uses may be untested. There is no assurance that widespread adoption of blockchain technology will occur, and the development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchain technology, which may adversely impact companies in the crypto asset blockchain industries. Transacting on a blockchain depends in part specifically on the use of cryptographic keys that are required to access a user’s account (or “wallet”). Cybersecurity incidents may specifically target a user’s transaction history, digital assets, or identity, thereby leading to privacy concerns. The theft, loss, or destruction of these keys could adversely affect a user’s ownership claims over an asset or a company’s business or operations if it was dependent on the blockchain. In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. A significant disruption of internet connectivity affecting large numbers of users or geographic areas could impede the functionality of blockchain technologies. Blockchain platforms are largely unregulated, and the regulatory environment is rapidly evolving. ~~Because blockchain technology works by having every transaction build on every other transaction, participants can self-police any corruption, which can mitigate the need to depend on the current level of legal or government safeguards to monitor and control the flow of business transactions.~~ As a result, companies engaged in such blockchain activities may be exposed to adverse regulatory action, fraudulent activity, or even failure. There can be no guarantee that future regulation of blockchain technology will not have a negative impact on the value of such technologies and of the companies in the which the Fund invests.

* * * * *

If you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

2